July 12, 2005



Ms. Cheryl S. Maher
Chief Financial Officer
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada  89502


	Re:	Glamis Gold Ltd.
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
		File No. 1-11648


Dear Ms. Maher:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2004

Principal Accountant Fees And Services, page 3

1. Clarify the nature of the other services provided by your auditor during 2003 which you describe as maintenance of a registered office.
Please explain whether or not your independent auditors` providing of this service was permitted under the Commission`s rules on auditor independence, as codified in Section 600 of the Codification of Financial Reporting Policies. Refer to General Instruction C(1) of
From 40-F.

Exhibit 2 - Consolidated Financial Statements

Note 2 - Significant Accounting Policies:

(d) Inventory

2. Expand your disclosure to identify the costs that are capitalized as a component of your inventory cost and explain when in your mining and production process these costs are transferred to inventory. Note that under US GAAP all direct and indirect costs, including the amortization of assets used to produce your product, are required to be classified as a cost of your inventory. Expand your accounting policy to address each of the following:

(a)	The types of costs that are capitalized as "inventory".

(b)	The types of costs that are included in your determination of cost of goods sold. Reconcile any differences between the types of costs capitalized in inventory and explain why.

(c)	Identify the point in your production cycle that costs
related
to the mine and other property, plant and equipment are capitalized as a cost of inventory and how the amount capitalized is determined.

3. Expand your disclosure to disclose how you account for and value stockpiled ore and where it is reported in your balance sheet. Disclose the grade cut-off required for you to account for it as stockpiled ore. Tell us the physical location of stockpiled ore, its exposure to the elements, expected deterioration and when and what conditions are required for you to process it.

4. We note that you have classified your inventory as a current asset. Explain how you determine the amount of your inventory to classify as current. It is our understanding that materials extracted from the mine, or that are placed on leach pads will frequently require periods in excess of a year prior to the point in time when the contained metal is ultimately extracted.

(e) Mineral Property, Plant and Equipment:

(i) Mineral Property Acquisition and Mine Development Costs:

5. With respect to the use of a units of production based amortization method for mineral properties, please clarify the definition of a "unit" and when a unit is considered "produced" to trigger recording depreciation, depletion and amortization expense.

(h) Revenue recognition

6. We note that you have arrangements with refineries. Tell us whether or not your sales arrangements contain provisional pricing terms. For US GAAP refer to SAB Topic 13 and Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights
(http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf).

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Ms. Cheryl S. Maher
Glamis Gold Ltd.
July 12, 2005
page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010